 Exhibit 99.1

TransAlta Corporation Enters into Automatic Share Purchase Plan

CALGARY, AB, March 27, 2023 /CNW/ - TransAlta Corporation. ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today that it has entered into an automatic share purchase plan ("ASPP") with a broker in order to facilitate repurchases of TransAlta's common shares (the "Common Shares") under its previously announced normal course issuer bid ("NCIB").

The Company previously announced that it had received approval from the Toronto Stock Exchange ("TSX") to purchase up to 14,000,000 of its Common Shares, representing approximately 5.2% of the Company's currently issued and outstanding Common Shares, during the 12-month period that commenced May 31, 2022 and terminates May 30, 2023. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the Common Shares are traded, based on the prevailing market price. Since the beginning of the NCIB on May 31, 2022, the Corporation has purchased 5,518,000 Common Shares at a weighted average price per Common Share of $11.85 for an aggregate value of $65,401,768. Purchases under the current plan include 2,575,700 Common Shares purchased in 2023 at a weighted average price per Common Share of $11.18 for an aggregate value of $28,802,633.

The Company believes that the prevailing price for the Common Shares may not, from time to time, reflect the underlying value of the Common Shares and that the purchase of Common Shares pursuant to the NCIB may be an attractive and appropriate use of available funds relative to other alternatives. The ASPP will facilitate purchases under the NCIB as it will allow for purchases of Common Shares to be made at times when the Company would ordinarily not be permitted to make purchases, whether due to regulatory restriction or customary self-imposed blackout periods. TransAlta is committed to enhancing shareholder returns through appropriate capital allocation such as a share buyback and its quarterly dividend, which are underpinned by the Company's strong free cash flow position.

Under the ASPP, the Company's broker may purchase Common Shares from the effective date of the ASPP until the end of the NCIB. The ASPP will facilitate purchases of Common Shares under the NCIB by authorizing the Company's broker to make purchases at its sole discretion based on parameters set by the Company in accordance with TSX rules, applicable law and the terms of the ASPP. Outside of periods that the Company is restricted from purchasing Common Shares pursuant to insider trading rules or its own internal trading blackout policies, Common Shares may also be purchased based on management's discretion, in compliance with TSX rules and applicable law.

All purchases of Common Shares made under the ASPP will be included in determining the number of Common Shares purchased under the NCIB. Any Common Shares purchased by the Company pursuant to the NCIB will be cancelled. The Company is not currently restricted from purchasing Common Shares pursuant to any insider trading rules or its own internal trading blackout policies. The ASPP has been pre-cleared by the TSX and will be effective on or before April, 1, 2023.

The ASPP will terminate on the earliest of the date on which: (a) the maximum purchase limits under the ASPP are reached; (ii) the NCIB expires; or (iii) the Company terminates the ASPP in accordance with its terms.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and A from MSCI.

Cautionary Statement Regarding Forward-looking Information:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "may" or "will", and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to TransAlta's intentions with respect to the NCIB and ASPP and the purchase of Common Shares thereunder, including any enhancement to shareholder returns. These statements are based on TransAlta's beliefs and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: legislative or regulatory developments; any significant changes to Common Share price or trading volume; continued availability of capital and financing; changes to general economic, market or business conditions; business opportunities that become available to, or are pursued by TransAlta; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2023/27/c0716.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:12e 27-MAR-23